TIAA-CREF Life Insurance Company
730 Third Avenue
New York, NY 10017-3206
212 490-9000 1 800 223-1200

LONG TERM ACCUMULATION RIDER

This rider is part of the Policy to which it attached and is effective as of the Policy Date, unless another date is specified in Section 1 of the Policy. It is part of, and subject to, the other terms and conditions of the Policy. If the terms of this rider and the Policy conflict, this rider’s provisions will control. Please read this rider carefully.

Rider Benefit

This rider provides that we will waive the surrender charges under the Policy. This rider may also impact the level of other charges under your policy. Any such impact will be reflected in Section 1 of your policy.

Surrender Charges

This rider provides that no surrender charge will apply if:

1. the Policy is surrendered for its Cash Surrender Value, and

2. if any decrease in Specified Face Amount occurs.

Termination

This rider will terminate upon termination of the Policy.

TMLTA12011